

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax (801) 847-6422

December 16, 2010

Paul G. Begum
Chairman & CEO
Klever Marketing, Inc.
2469 E Ft Union Blvd
No. 214 Cottonwood, UT 84121

  Re: Klever Marketing, Inc.
     Form 10-K & Forms 10-K/A for the Fiscal Year Ended December 31, 2009
     Filed April 13, 2010, April 30, 2010 and December 9, 2010, respectively
     File No. 000-18730

Dear Mr. Begum:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

        Sincerely,

        Kathleen Collins
        Accounting Branch Chief